EXHIBIT 12

EXH 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2001	2000	1999	1998	1997

Fixed charges:
Interest expense	$ 19,311	$ 19,252	$ 18,233	$ 13,152	$ 13,709
Rental expense
deemed interest	451	600	558	378	439

Total fixed charges	$ 19,762	$ 19,852	$ 18,791	$ 13,530	$ 14,148
	=======	=======	=======	=======	=======

Earnings before income taxes	$1,080,535	$1,012,494	$ 778,367	$ 550,793	$ 864,820
Add back:
Fixed charges	19,762	19,852	18,791	13,530	14,148

Total earnings before
income taxes and
fixed charges	1,100,297	1,032,346	797,158	564,323	878,968

Adjustments:
Realized (gains)/losses	31,435	101,990	13,496	2,077	5,440
Gain on sale of
television business	-	-	-	-	(267,223)
Termination of retirement
liability	-	(101,225)	-	-	-
Change in fair value of
cross-currency swap	(999)	-	-	-	-

Total adjustments	30,436	765	13,496	2,077	(261,783)

Total earnings before
income taxes fixed
charges and adjustments	$1,130,733	$1,033,111	$ 810,654	$ 566,400	$ 617,185
	=======	=======	=======	=======	=======

Earnings before income
taxes and fixed charges	55.7x	52.0x	42.4x	41.7x	62.1x

Earnings before income
taxes, fixed charges,
and adjustments	57.2x	52.0x	43.1x	41.9x	43.6x

EXH 12-1